Via EDGAR and Facsimile
Mr. Thomas Flinn
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SonicWALL, Inc.
Form-8-K, filed May 25, 2005
File No. 0-27723

Dear Mr. Flinn:

     On behalf of SonicWALL, Inc. (“We” or the “Company”), please find our responses to the comments contained in your letter of June 1, 2005 regarding our Form 8-K filed on May 25, 2005. For your convenience, we have included your comment in bold type above our responses to such comments.

Form 8-K filed on May 25, 2005

1.	Revise to provide the information required by Item 304(a)(1)(iv)(C) of Regulations S-K in regards to the disagreement and the material weaknesses.

In response to the Staff’s comment, we have amended the Form 8-K filed on May 25, 2005 to include the information required by Item 304(a)(1)(iv)(C) of Regulations S-K in regards to the disagreement and the material weaknesses. The amended Form 8-K was filed on June 9, 2005.

2.	Please provide us with a schedule of your quarter end adjustments for the material weaknesses identified in your Form 8-K for the revised quarters ended March 31, June 30 and September 30. Also, provide a similar schedule for any 2004 fourth quarter audit adjustments. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net loss. Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

In response to the Staff’s comment, we have listed below our quarter-end adjustments for the material weaknesses identified in our Form 8-K for the restated quarters ended March 31, June 30 and September 30, 2004. Also, we are providing a similar schedule for audit adjustments for the fiscal quarter ended December 31, 2004. In addition, as requested, we have included the pre tax net loss increase/decrease for each adjustment together with an explanation of why the timing of the adjustment is appropriate.

The net impact of all the quarterly adjustments resulted in an increase to pre-tax net loss of $245,000 for the fiscal year ended December 31, 2004. Except as indicated below, these adjustments could effect prior periods. Management has performed an analysis for prior periods and determined that the resulting unadjusted differences are less than 0.5% of loss before income taxes for each of the fiscal years ended December 31, 2002 and 2003 and had no impact on earnings per share in either fiscal year. In its analysis, Management also considered qualitative factors such as the magnitude of the adjustment, whether the error arises from an item capable of precise measurement, whether the error hides a failure to meet analysts consensus expectations and whether the error changes a loss into income. Management has concluded, based upon the immateriality of the unadjusted differences as well as the qualitative factors, that no adjustments to prior periods are necessary.

Quarter ended March 31, 2004 (in thousands)

					Pre-tax
					net loss
					increase/
	DEBIT		CREDIT		(decrease)
A	Cost of Revenue: Product	$19
	Cost of Revenue: License and service	10
	Operating expenses: R&D	(10)
	Operating expenses: S&M	143

	Operating expenses: G&A	42	Accrued payroll	$204	$204

Adjustment A. The company did not properly accrue its obligations for bonuses and commissions based on information known by management prior to the filing of Form 10-Q for the period ended March 31, 2004. Under the terms of the respective plans, bonuses are paid annually after the end of the current fiscal year and commissions are paid quarterly. The adjustment related to the bonuses does not relate to any prior periods since the bonus plan was introduced in 2004 and no bonus plan existed prior to that year.

Quarter ended June 30, 2004 (in thousands)

					Pre-tax
					net loss
					increase/
	DEBIT		CREDIT		(decrease)
A	Revenue: Product	$402
	Revenue: License and service	16	Deferred Revenue	$418	$418
	Inventories	111	Cost of Revenue: Product	111	(111)

					307

B	Revenue: Product	434	Deferred Revenue	434	434
	Inventories`	131	Cost of Revenue: Product	131	(131)
C	Cost of Revenue: Product	15
	Cost of Revenue: License and service	8
	Operating expenses: R&D	70
	Operating expenses: S&M	45
	Operating expenses: G&A	(35)	Accrued payroll	103	103

					$713

Adjustment A. This adjustment was made to reverse revenue for a transaction under which a purchase order was received and product shipped prior to the end of the quarter ended June 30, 2004. The purchase order issued by the customer did not include a right to return product to the Company. However, the Company was in the process of negotiating a master distribution agreement with this customer. These negotiations were not concluded until after the fiscal quarter ended on June 30, 2004. As a consequence of these continuing negotiations, it was determined that the Company did not have evidence of a final agreement and therefore revenue and related cost pertaining to the original purchase order were deferred. This adjustment was for a specific transaction related to a new distributor and does not relate to any prior periods.

Adjustment B. This adjustment to the revenue reserve for channel inventory was recorded to account for estimated returns of product shipped into the channel in the quarter. During the second quarter of fiscal 2004, the Company restructured its distribution model in the Company’s EMEA region to recruit large distributors that have the infrastructure to sell a broader range of products in expanded territories. These larger distributors placed initial stocking orders, leading to an overall increase in the value of channel inventory in the EMEA region during the second quarter of fiscal 2004. As a result of this increase in the value of channel inventory in the EMEA region, the Company increased the revenue reserve for channel inventory for estimated returns.

This adjustment related to a unique set of events and circumstances limited to our EMEA sales region in the second quarter of fiscal 2004.

Adjustment C. The Company did not properly accrue its obligations for bonuses and commissions based on information known by management prior to the filing of the form 10-Q for the period ended June 30, 2004. The adjustment related to the bonuses does not relate to any prior periods since the bonus plan was introduced in 2004 and no bonus plan existed prior to that date.

Quarter ended September 30, 2004 (in thousands)

					Pre-tax
					net loss
					increase/
	DEBIT		CREDIT		(decrease)
A	Revenue: Product	$1,223			$1,223
	Revenue: License and service	54			54
			Cost of Revenue	$512	(512)
	Inventories	512
	Deferred Revenue	252
			Accounts Receivable	1,529

					765

B	Revenue: Product	411	Deferred Revenue	411	411
C	Prepaid expenses	586	Operating Expenses: G&A	586	(586)
D	Revenue: Product	112	Deferred Revenue	112	112
E			Cost of Revenue: Product	(13)
			Cost of Revenue: License and service	(7)
			Operating expenses: R&D	177
			Operating expenses: S&M	298
	Accrued payroll	590	Operating expenses: G&A	135	(590)

					$112

Adjustment A. This adjustment was required as the result of a logistical oversight by one of our primary freight carriers when a material shipment of products loaded on the carriers’ trailer, was not picked up by the carrier in a timely manner on the last day of the calendar quarter. As a result, product, license and services revenue associated with this shipment was reversed. This matter is specific to the period ended September 30, 2004 and does not relate to any prior periods.

Adjustment B. This adjustment was recorded to reverse a sales transaction that did not meet the criteria that persuasive evidence of an arrangement existed to waive rights of return otherwise applicable under a master distribution agreement. Purchases made under the master distribution agreement were accomplished via individual purchase orders. As part of this particular transaction, the parties had reached a business understanding that the Company would sell certain end of life products provided the distributor would waive its right of return. However, the purchase order received by the Company on the last day of the fiscal quarter did not reflect that understanding. As a consequence, it was determined that the purchase order had not been appropriately modified. This matter is transaction specific and unique to this quarter.

Adjustment C. This adjustment was related to the accounting for the extension of the operating lease for the Company’s headquarters building. The lease term extension was negotiated five months prior to the original expiration of the then current lease term. The adjustment was made to properly amortize the extension of the operating lease on a straight-line basis over the sum of the sixty month extension term and the five month period remaining on the original lease term. This matter is transaction specific and unique to this quarter.

Adjustment D. This adjustment was recorded to increase the deferral of revenue relating to subscription services revenue. For such transactions, our accounting system recognizes subscription services revenue on a ratable basis by month over the contract period beginning in the month immediately following the month of billing. Given the increase in channel inventory levels,it was necessary to evaluate the appropriateness of the timing of the systematic amortization of this deferred subscription services revenue to ensure that amortization did not occur until sell-through. Based upon Management’s analysis, $305,000 was deferred at September 30, 2004. As part of their quarterly review , our auditors noted a mechanical error in our methodology and proposed an adjustment that increased deferred subscription services revenue by $112,000.

Adjustment E. The Company did not properly accrue its obligations for bonuses and commissions based on information known by management prior to the filing of the form 10-Q for the period ended September 30, 2004. The adjustment related to bonuses does not relate to prior periods since the bonus plan was introduced in 2004 and no bonus plan existed prior to that year.

Quarter ended December 31, 2004 (in thousands)

					Pre-tax
					net loss
					increase/
	DEBIT		CREDIT		(decrease)
A	Other accrued liabilities	$1,729	Common Stock	$1,729	—

B			Cost of Revenue: Product	90
			Cost of Revenue: License and service	46
			Operating expenses: R&D	228
			Operating expenses: S&M	446
	Accrued payroll	784	Operating expenses: G&A	(26)	(784)

					$(784)

Adjustment A. This adjustment was recorded to reverse the recording of the repurchase of common stock that was traded, but not settled, as of December 31, 2004. The stock repurchase program was authorized by the Company’s Board of Directors in November 2004. As a result, this adjustment is specific to the fourth quarter of 2004 and does not relate to any prior periods.

Adjustment B. The Company did not properly accrue its obligations for bonuses and commissions based on information known by management prior to the filing of the form 10-K for the year ended December 31, 2004. The adjustment related to bonuses does not relate to any prior periods since the bonus plan was introduced in 2004 and no bonus plan existed prior to that year.

3.	Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

     In response to the Staff’s comment, the written communications from the former accountants regarding any disagreements or reportable events to management or the Audit Committee were included in their required communications to the Audit Committee on November 9, 2004, March 7, 2005 and May 18, 2005. Copies of these communications will be submitted under separate cover. There has not been any written communication to the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

4.	When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

     In response to the Staff’s comment, we respectfully submit that we are planning to report the engagement of our new accountant in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with our new accountants, we are planning to disclose any consultations up through the date of engagement, if any.

In connection with our responses to your comments, we are aware that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments after reviewing our responses to your inquiries, please contact me directly.

Sincerely,

/s/ Robert Selvi

Robert Selvi
Chief Financial Officer